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                                                                 Exhibit (a)(9)

FOR IMMEDIATE RELEASE - LISLE, IL., DECEMBER 7, 1998


                      THE INTERLAKE CORPORATION AND GKN plc
                           ENTER INTO MERGER AGREEMENT

          Lisle, Illinois, December 7, 1998 -- The Interlake Corporation today announced that it has entered into a merger agreement with GKN North America Incorporated, a subsidiary of GKN plc of England, for the acquisition of Interlake by GKN.

          Under the agreement, a newly-formed GKN subsidiary will tender for all of the issued and outstanding shares of common stock and convertible preferred stock of The Interlake Corporation, at a price per share of $7.25 in cash (on an as-if-converted basis for the preferred shares). GKN's obligation to purchase the shares is conditioned upon the tender of two-thirds of the eligible shares, the expiration or waiver of the applicable regulatory waiting periods, and other customary conditions. GKN will finance the purchase from currently available sources. The closing of the tender is expected to occur in January, to be followed by a merger.

          First Chicago Equity Corporation, the holder of preferred shares convertible into 25% of the outstanding common shares of The Interlake Corporation on a fully diluted basis, has consented to the merger and has advised Interlake that it intends to tender all of its shares in the offer. Interlake's rights plan has been amended so as not to be effective with respect to the transaction.

          GKN plc is a global manufacturer of automotive and aerospace products, and a provider of industrial services, with 1997 revenues exceeding $5.4 billion. Its GKN Sinter Metals subsidiary, headquartered in Auburn Hills, Michigan, is the world's leader in powder metallurgy components with annual sales in excess of $500 million. GKN's defense products include Westland helicopters, and its industrial services businesses, Chep and Cleanaway, offer equipment pooling and waste management services.

          The Interlake Corporation, of Lisle, Illinois, is engaged in the design, manufacture and sale or distribution of products for the automotive, aerospace and material handing industries, with annual sales in excess of $500 million. Its Hoeganaes Corporation subsidiary is North America's leading manufacturer of ferrous metal powders. Interlake's aerospace and material handling businesses are also leaders in their markets. The aerospace business offers large component fabrication and repair services through its Chem-tronics subsidiary. Interlake also manufactures and sells pallet storage rack and conveyor systems under the Interlake Material Handling name.

          "The acquisition of Interlake presents a unique opportunity to build upon several of our growth platforms in a single acquisition," said C. K. Chow, chief executive officer of GKN plc. "We believe that the addition of Hoeganaes will allow us to build on its technology to drive rapid growth in powder metallurgy. At the same time, Chem-tronics is a significant addition to our aerospace structures businesses, and Interlake Material Handling will complement our Chep pallet services business."

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          W. Robert Reum, Chairman, president and chief executive officer of
Interlake, indicated that although all of Interlake's businesses are doing well, have ample liquidity and anticipate future growth, the GKN offer rewards that anticipated growth now and offers excellent value to shareholders. "The offer price represents a significant premium over the market price," said Reum, "and GKN represents a good fit for our businesses and employees. As for our customers, GKN has the resources to invest in these businesses in order to maintain and enhance their emphasis on high quality products."

          GKN plc indicated that it does not plan any changes to the current senior management of Interlake's three business units and would maintain employee benefits at comparable levels.

          In a joint statement, Robert J. Fulton, president of Hoeganaes Corporation, and Seifi Ghasemi, president and chief executive officer of GKN Sinter Metals, stated that the Hoeganaes powder metal business would continue to be run as an independent business with its own board of directors. "Hoeganaes will continue to do all that it can to meet all of its customers' needs for products and services, at competitive prices" said Fulton. According to Ghasemi, "the addition of an independent Hoeganaes to the GKN family represents a unique opportunity to further strong growth throughout the entire powdered metal industry. The combined strength of the Hoeganaes technology and GKN Sinter Metals' processing know-how will increase the rate of conversion of automotive parts to powdered metal."